UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Six Flags, Inc.

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

83001P109

(CUSIP Number)

Norman D. Chirite

Red Zone Capital

1800 Tysons Boulevard

Suite 550

McLean, Virginia 22102

(703) 917-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.83001P109

1.	Names of Reporting Persons. Red Zone LLC I.R.S. Identification Nos. of above persons (entities only). 20-1475706
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 83001P109

1.	Names of Reporting Persons. Daniel M. Snyder I.R.S. Identification Nos. of above persons (entities only). None
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,277,611
8. Shared Voting Power 0
9. Sole Dispositive Power 5,277,611
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,277,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company (“Red Zone”), and Daniel M. Snyder, an individual (“Mr. Snyder” and, together with Red Zone, the “Reporting Persons”) with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on August 10, 2005, Amendment No. 5 filed on August 18, 2005, Amendment No. 6 filed on September 16, 2005, Amendment No. 7 filed on October 5, 2005, Amendment No. 8 filed on October 20, 2005, Amendment No. 9 filed on November 22, 2005 and Amendment No. 10 filed on December 1, 2005 relating to the shares of common stock, par value $0.25 per share (“Common Stock”), of Six Flags, Inc. (the “Company”). This Amendment is being filed to report the determination by Red Zone, on October 15, 2007, to distribute (the “Distribution”) to its members the 10,921,300 shares of Common Stock held by Red Zone.

Items 4 and 5 are supplemented as follows:

Item 4. Purpose of the Transaction

The purpose of the Distribution is to transfer to the members of Red Zone custody of the shares of Common Stock held by Red Zone so that such members may make their own decisions concerning the voting and disposition of their pro rata portions of such shares. Mr. Snyder does not have any present intention of disposing of any shares of Common Stock. Dwight Schar, a non-managing member of Red Zone who, like Mr. Snyder, is a director of the Company, has advised the Reporting Persons that he does not have any present intention of disposing of any shares of Common Stock.

The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D with respect to the Company. Mr. Snyder evaluates on an ongoing basis his investment in the Company and his options with respect to such investment. Mr. Snyder reserves the right to change his plans or intentions and to take any and all actions that he may deem appropriate to maximize the value of his investment in the Company in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. As a result of such evaluation, Mr. Snyder may make suggestions or adopt positions with respect to one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Furthermore, Mr. Snyder may, in his capacity as Chairman of the Company, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5. Interest in Securities of the Issuer.

(a) (i) As of the close of business on October 15, 2007, after giving effect to the Distribution, Red Zone did not beneficially own any shares of Common Stock.

(ii) As of the close of business on October 15, 2007, after giving effect to the Distribution, Mr. Snyder beneficially owned 5,277,611 shares of Common Stock received by him as part of the Distribution. Such shares represent 5.6% of the Common Stock.

(b) Mr. Snyder has the sole power to vote and dispose of, or direct the voting and disposition of, the shares of Common Stock beneficially owned by him.

(c) Except for the Distribution, there have been no transactions in the Common Stock by Red Zone or Mr. Snyder within the sixty days prior to October 15, 2007.

(d) Not applicable.

(e) Red Zone ceased to be the beneficial owner of more than 5% of the Common Stock on October 15, 2007.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2007

RED ZONE LLC

By:	/s/ Daniel M. Snyder
Daniel M. Snyder Managing Member

/s/ Daniel M. Snyder
Daniel M. Snyder

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